Exhibit 99.1

NEWS RELEASE
PRECISION DRILLING TRUST ANNOUNCES
JANUARY 2009 DISTRIBUTION

Calgary, Alberta, Canada – January 21, 2009
(Canadian dollars)

Precision Drilling Trust (“Precision”) announced today that the Board of Trustees has approved a cash distribution for the month of January 2009 of $0.04 per trust unit of Precision.  The distribution will be payable on February 17, 2009 to unitholders of record on January 30, 2009. The ex-distribution date is January 28, 2009.  Holders of Class B limited partnership units of Precision Drilling Limited Partnership will receive the economic equivalent treatment.

The $0.09 per unit decrease from the December 2008 cash distribution reflects Precision’s focus on balance sheet strength and the previously announced debt reduction program.  It is also a reflection of seasonally low equipment utilization levels for Precision’s operations in Canada and a sharp reduction in United States rig demand resulting from the steep decline in energy commodity prices over the past three months.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol “PDS”.

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4200, 150 - 6th Avenue S.W. Calgary, Alberta, Canada T2P 3Y7 Telephone: 403.716.4500 Facsimile: 403.264.0251
www.precisiondrilling.com

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations Precision Drilling Corporation, Administrator of Precision Drilling Trust

 (403) 716-4575
 (403) 716-4755 (FAX)

4200, 150 - 6th Avenue S.W. Calgary, Alberta T2P 3Y7 Website: www.precisiondrilling.com